TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN RESOURCES COMMENTS ON 2009 OUTLOOK & STRATEGY

TORONTO – January 7, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') is actively reviewing merger and acquisition opportunities created by the combined impact of collapsing commodity prices and difficult capital markets. Companies with producing or near-producing assets that would normally be able to raise the modest amounts of capital required to start production are unable to do so, creating potential merger candidates for Tiomin. In addition, the Company is considering a share buy-back program to purchase its shares in the marketplace at a large discount to their cash value. Tiomin had approximately $20.6 million of cash at September 30, 2008.

In Kenya, the proposed transaction with Jinchuan Group Limited ('Jinchuan'), described in the press release of July 29 2008, in which Jinchuan acquires 70% of Tiomin Kenya Limited ('TKL'), a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ('Kwale' or 'the project'), for US$25 million invested into TKL and a commitment to finance and build the project, remains incomplete. Despite the obvious benefits of the project to Kenya, the Government of Kenya has still not completed the remaining bureaucratic steps required to close the transaction, although it has made some progress. Jinchuan is now funding the majority of the costs of supporting TKL on a month-by-month basis and Tiomin sees no reason to terminate the July 29 agreement while this arrangement continues. Jinchuan owns approximately 20% of Tiomin.

In Peru, no material exploration work is underway at Tiomin's 49%-owned Pukaqaqa copper-gold property due to general economic uncertainty. The project remains highly prospective and Tiomin is optimistic that work aimed at expanding resources will resume when market conditions return to normal.

In addition, Tiomin is considering a further investment in its 17.9%-owned Kivu Gold Corporation, a private related-party company focused on gold exploration in sub-Saharan Africa, and is evaluating its continuing commitment to exploration in the Altay Shan mineral belt in Xinjiang Province in northwestern China.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.